UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number: 001-31565

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

New York Community Bancorp, Inc. Employee Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

New York Community Bancorp, Inc.

102 Duffy Avenue

Hicksville, NY 11801

REQUIRED INFORMATION

1.	Financial Statements.

2.	Supplemental Schedule.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2022

3.	Exhibits.

Exhibit 23: Consent of Independent Registered Public Accounting Firm

Note:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS

NEW YORK COMMUNITY BANCORP, INC.

EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2022 and 2021

(With Report of Independent Registered Public Accounting Firm)

NEW YORK COMMUNITY BANCORP, INC.

EMPLOYEE SAVINGS PLAN

*	Schedules required by Form 5500, which are not applicable, have not been included.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants

New York Community Bancorp, Inc. Employee Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of New York Community Bancorp, Inc. Employee Savings Plan (the Plan) as of December 31, 2022 and 2021, the related statements of changes in net assets available for plan benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with

KPMG International Limited, a private English company limited by guarantee.

Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2001.

New York, New York

June 28, 2023

NEW YORK COMMUNITY BANCORP, INC.

EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2022 and 2021

	2022	2021
Assets:
Investments at Fair Value (note 3):
Mutual funds	$163,962,145	$189,046,954
Common and preferred stock fund of employer	167,657,838	249,119,838
Collective trust fund	32,834,800	28,908,654
Money market fund	3,020	3,487

Total investments	364,457,803	467,078,933

Receivables:
Notes receivable from participants	9,135,878	6,237,150
Contributions receivable	207,586	189,200
Due from broker	—	94,004

Total receivables	9,343,464	6,520,354

Non-interest bearing cash	88,256	19,878

Total assets	$373,889,523	$473,619,165

Liabilities:
Due to broker	$41,216	$—

Net assets available for plan benefits	$373,848,307	$473,619,165

See accompanying notes to financial statements.

NEW YORK COMMUNITY BANCORP, INC.

EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2022 and 2021

	2022	2021
(Deductions) additions to net assets attributed to:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(109,101,006)	$30,891,085
Interest and dividends on investments and cash balances	17,282,523	12,659,012

Total investment (loss) income	(91,818,483)	43,550,097

Interest on notes receivable from participants	276,663	206,853
Contributions:
Participant contributions	14,816,450	13,483,478
Employer contributions	6,478,296	6,029,554
Rollover contributions	639,892	1,779,853
Transfer from ESOP trustee	4,170,096	189,304,078

Total contributions	26,104,734	210,596,963

Total (deductions) additions	(65,437,086)	254,353,913

Deductions from net assets attributed to:
Benefits paid to participants	28,202,206	13,399,948
Dividends paid to participants	5,614,822	1,046,381
Administrative expenses	516,744	467,666

Total deductions	34,333,772	14,913,995

Net (decrease) increase	(99,770,858)	239,439,918
Net assets available for plan benefits at:
Beginning of year	473,619,165	234,179,247

End of year	$373,848,307	$473,619,165

See accompanying notes to financial statements.

NEW YORK COMMUNITY BANCORP, INC.

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2022 and 2021

(1)	Description of the Plan

The following brief description of the New York Community Bancorp, Inc. Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

(a)	General

The Plan is a defined contribution plan sponsored by New York Community Bancorp, Inc. (the “Bank” or “Plan Sponsor” or “Employer”). The Plan provides benefits for eligible employees of the Bank, New York Community Bank, the former Synergy Financial Group, the former Penn Federal Savings Bank, the former Atlantic Bank of New York, the former Long Island Commercial Bank, the former Roslyn Savings Bank, the former Richmond County Savings Bank, the former CFS Bank, the former Queens County Savings Bank, the former AmTrust Bank, and the former Desert Hills Bank. The Plan is administered by Pentegra Retirement Services, Inc.

The Plan provides retirement benefits for the employees of the Bank and is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The assets of all participants are held in the Plan and are collectively invested and reinvested by Pentegra Trust Company (the “Trustee”).

(b)	Eligibility

Any salaried employee who reaches the age of 21 and who is not covered by a collective bargaining agreement shall be eligible to participate upon completion of one month of eligible service, as defined in the Plan Document.

(c)	Contributions

Participants may authorize the Bank to reduce their pre-tax compensation each pay period by 1% to 100% and to contribute those amounts to the Plan, subject to the maximum dollar limitations of the Internal Revenue Code (“IRC”). Participants may also elect to have post-tax dollars deducted subject to limitations of the IRC. The Bank may make matching and special contributions on a discretionary basis. Effective January 1, 2020, the Bank added a safe harbor match to the Plan. Based on an employee’s elective deferrals, the Plan will offer a match equal to 100% of employee deferrals into the Plan for the first 3% of eligible pay and 50% on the next 2% of eligible pay. This formula provides a total match of 4% if an employee defers at least 5% of eligible pay. In 2022 and 2021, the Bank contributed $6.5 million and $6.0 million, respectively, in matching contributions. No special discretionary employer contributions were made in 2022 or 2021.

Prior to December 6, 2021, employees had the option to make qualified rollover contributions to the Plan. Participants who had reached age 55 and had completed 10 years of participation in the New York Community Bancorp, Inc. (“NYCB”) Employee Stock Ownership Plan (“ESOP”) had the option to diversify up to 25% of their ESOP account balance into the Plan during the first five years that participants qualified for this option. In the sixth year, eligible participants had the option to diversify up to 50% of their ESOP account balance (including the 25% previously noted). During 2021, participants transferred $1,474,233 into the Plan from the ESOP.

Effective, December 6, 2021, the New York Community Bancorp, Inc. (“NYCB”) Employee Stock Ownership Plan (“ESOP”) merged into the Plan. All unvested ESOP shares were 100% vested. NYCB shares that were held through the ESOP are held in the Plan’s Stock Fund. This resulted in a transfer from the ESOP Plan of $189.3 million. Cash of $4.2 million, which was previously held in the ESOP,

NEW YORK COMMUNITY BANCORP, INC.

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2022 and 2021

was transferred to the Plan. No assets remain in the ESOP.

(d)	Investment Options

Participants are allowed to invest in one or more of the investment options. Participants may, at any time, change their investment elections or transfer between different investment options. The Plan consists of three groups of investment funds – the fixed-income funds, which are invested in fixed income investments with limited equity holdings, the equity funds, which permit a higher percentage of funds to be invested in common and preferred stock, and the target retirement funds, which are broadly diversified funds that invest in U.S. and international stocks and bonds. The target retirement funds gradually shift from more aggressive investments to conservative investments based on its target date. As of December 31, 2022 and 2021, the Plan’s investments consisted of a money market fund, mutual funds, common stock of New York Community Bancorp, Inc., and a collective trust fund (Met Life Stable Value Fund). The Plan allows participants to invest in the “NYCB Depositary Share Fund” and such participants will be entitled to NYCB Series A Preferred Stock.

(e)	Participant Accounts

Separate accounts are maintained for each participant to accumulate Employer, participant and rollover contributions. Participants’ accounts are credited with contributions made on their behalf in accordance with participant salary deduction arrangements, employer contributions (if any), and Plan earnings and losses. Plan earnings and losses are allocated based on account balances and investment options, which the participant chooses. Participants’ accounts were charged an administrative fee of 0.19% (19 basis points) and 0.22% (22 basis points) during 2022 and 2021, respectively by Pentegra Trust Company on assets held in all funds other than the investment funds of the stock fund. The administrative fee is included in administrative expenses on the Statements of Changes in Net Assets Available for Plan Benefits.

(f)	Vesting

Participants are fully vested in their pre-tax and after-tax contribution accounts and their rollover accounts, and such accrued benefits are nonforfeitable at all times. The employer safe harbor matching contributions are also fully vested and nonforfeitable at all times.

(g)	Notes Receivable from Participants

Participants may borrow from their account balance up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Any loan must be repaid within a five-year period, except if the loan is made for the purpose of purchase or construction of the primary residence of the participant, then such loan may be repaid over a period not exceeding thirty years. The loans are secured by the balance in the participant’s account and bear the prime rate of interest on the first day of the month in which the loan was made and fixed for the life of the loan. The interest rates on participant loans ranged from 2.25% to 8.25% with maturities up to 30 years at December 31, 2022 and December 31, 2021.

In the event of a loan default, the amount of the outstanding balance will be deducted from any distributions. Loan default distributions will be treated as taxable income to the participant in the year of default.

(h)	Payment of Benefits

Benefit payments begin at the participant’s election after he or she ceases to be an employee due to disability, retirement, or other termination of employment or death. Under the Plan’s provisions,

NEW YORK COMMUNITY BANCORP, INC.

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2022 and 2021

withdrawals of funds other than at disability, retirement, or other termination of employment or death will be permitted subject to certain limitations, as defined. Participants may elect to receive benefits from several options available as set forth in the Plan.

Participants may elect to have allocated cash dividends declared on the employer common stock and received by the Trustee distributed in cash or elect to reinvest the dividends. For the dividends declared on the employer preferred stock, participants may only reinvest the dividends in the preferred stock account. For the years ended December 31, 2022 and 2021, common and preferred stock dividends of $5,614,822 and $1,046,381, respectively, were paid to Plan participants.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Money market, mutual funds and common and preferred stock are valued using quoted market prices from national exchanges. Investments in common collective trust funds, including the MetLife Stable Value Fund, which is an indirect investment in a fully benefit-responsive investment, are valued using Net Asset Value (“NAV”) as a practical expedient, and are recorded at the Plan’s proportionate share of the contract value as determined by the fund manager. This is considered the fair value. Investment transactions are recorded on a trade date basis. Dividend income is recognized on the ex-dividend date. Investment income is recorded on the accrual basis.

(d)	Notes Receivable from Participants

Notes receivable from participants are equal to the outstanding principal balances plus accrued interest.

(e)	Payment of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(f)	Administrative Expenses

Administrative fees of Pentegra Trust Company are charged to the Plan (see note 1(e)). All other administrative expenses of the Plan are paid by the Employer. Expenses directly related to the managing of the mutual funds (such as investment management fees, commissions, and other transaction costs) are charged against the assets of the applicable fund to which such expenses directly relate.

(3)	Investments

Investments held by the Plan are reported at fair value. The Plan’s investment in the Reliance MetLife Stable Value Fund (“Stable Value Fund”), holds investment contracts that are deemed to be fully benefit responsive

NEW YORK COMMUNITY BANCORP, INC.

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2022 and 2021

investment contracts (“FBRIC”), however, this is considered to be an indirect FBRIC investment and it is reflected at NAV as a practical expedient which is considered to be fair value. The NAV is equal to contract value of the underlying investment and is equal to the accumulated cash contributions and interest credited to the Plan’s contracts, less any withdrawals or transfers. The Stable Value Fund is not available for sale or transfer on any securities exchange. The contract value is a relevant measurement attribute because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Reliance MetLife Stable Value Fund’s one-year total return was 2.48% for 2022 and 2.03% for 2021. The thirty-day effective yield, also known as the crediting interest rate, was 2.90% for Reliance MetLife Stable Value Fund at December 31, 2022 and 2.10% for 2021. The one-year total return and the thirty-day effective yield are net of the annual investment management fee of 0.61% and 0.62% for the Reliance MetLife Stable Value Fund in 2022 and 2021, respectively. The crediting interest rate is calculated on a daily basis. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The existence of certain conditions can limit the Stable Value Fund’s ability to transact at contract value. Specifically, any event outside the normal operation of the Stable Value Fund that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Stable Value Fund or a unitholder, tax disqualification of the Stable Value Fund or a unitholder, and certain Stable Value Fund amendments if issuers’ consent is not obtained. As of December 31, 2022 and 2021, the occurrence of an event outside the normal operation of the Stable Value Fund that would cause a withdrawal from an investment contract is not considered to be probable. To the extent a unitholder suffers a tax disqualification or legal termination event, under normal circumstances it is anticipated that liquid assets would be available to satisfy the redemption of such unitholder’s interest in the Stable Value Fund without the need to access investment contracts.

U.S. GAAP sets forth a definition of fair value, establishes a consistent framework for measuring fair value, and requires disclosure for each major asset and liability category measured at fair value on either a recurring or non-recurring basis. U.S. GAAP also clarifies that fair value is an “exit” price, representing the amount that would be received when selling an asset, or paid when transferring a liability, in an orderly transaction between market participants. Fair value is thus a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•

Level 3 – Inputs to the valuation methodology are significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants use in pricing an asset or liability.

A financial instrument’s categorization within this valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

NEW YORK COMMUNITY BANCORP, INC.

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2022 and 2021

The following tables present the Plan’s fair value hierarchy for those investments measured at fair value as of December 31, 2022 and 2021:

		Fair value measurements at December 31, 2022 using
Description	Assets measured at fair value at Dec. 31, 2022	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Mutual Funds	$163,962,145	$163,962,145	$—	$—
Common Stock	166,985,306	166,985,306	—	—
Preferred Stock	672,532	672,532	—	—
Money Market Fund	3,020	3,020	—	—

Total investments at fair value	$331,623,003	$331,623,003	$—	$—

Collective Trust Fund measured at NAV as a practical expedient:
Reliance MetLife Stable Value Fund	32,834,800

Total Investments	$364,457,803

		Fair value measurements at December 31, 2021 using
Description	Assets measured at fair value at Dec. 31, 2021	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Mutual Funds	$189,046,954	$189,046,954	$—	$—
Common Stock	248,606,540	248,606,540	—	—
Preferred Stock	513,298	513,298	—	—
Money Market Fund	3,487	3,487	—	—

Total investments at fair value	$438,170,279	$438,170,279	$—	$—

Collective Trust Fund measured at NAV as a practical expedient:
Reliance MetLife Stable Value Fund	28,908,654

Total Investments	$467,078,933

The methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the fair value methodologies used at December 31, 2022 from December 31, 2021. There were no transfers between any levels for the years ended December 31, 2022 or 2021.

(4)	Risks and Uncertainties

The Plan offers a number of investment options including common and preferred stock of New York Community Bancorp, Inc. and a variety of investment funds, some of which are mutual funds. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in

NEW YORK COMMUNITY BANCORP, INC.

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2022 and 2021

general, are exposed to various risks, such as interest, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts, reported in the Statements of Net Assets Available for Plan Benefits and participant account balances.

The Plan invests indirectly in securities with contractual cash flows such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across various participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the common and preferred stock fund of the employer, which invests in a single security, the common and preferred stock of New York Community Bancorp, Inc.

At December 31, 2022 and 2021, approximately 45% and 52%, respectively, of the Plan’s net assets were invested in the common stock fund of the employer. As of December 31, 2022 and 2021, 0.18% and 0.11%, respectively of the Plan’s net assets were invested in the preferred stock fund of the employer. The underlying value of the common and preferred stock is entirely dependent upon the performance of the employer and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of the New York Community Bancorp, Inc. common and preferred stock in the near term could materially affect participants account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits.

(5)	Related Party Transactions (Parties-in-Interest)

Pentegra Retirement Services, Inc. is the record-keeper for the Plan. Pentegra Trust Company is the trustee and Reliance Trust Company is the custodian of the Plan for the years ended December 31, 2022 and 2021. The Plan invests in the common and preferred stock of the Plan Sponsor. These transactions qualify as parties-in-interest transactions.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor. Mutual fund operation expenses are paid from a fund’s assets and are reflected in the fund’s share/unit price and dividends.

KPMG LLP, the auditor of the Plan’s financial statements, is also a party-in-interest as defined by ERISA.

(6)	Income Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated October 22, 2013 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed, and being operated, in compliance with the applicable requirement of the IRC. Therefore, they believe that the Plan was qualified, and the related trust was tax-exempt as of the financial statement date.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon

NEW YORK COMMUNITY BANCORP, INC.

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2022 and 2021

examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants become 100% vested in all employer contributions.

(8)	Subsequent Events

The Plan evaluated events subsequent through June 28, 2023, the date on which the financial statements were issued.

There have been no events that have occurred that would require adjustment to or disclosure in the financial statements.

SUPPLEMENTAL SCHEDULE

NEW YORK COMMUNITY BANCORP, INC.

EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue	Description of investment	Number of shares/units	Current value

Common stock of employer:
*New York Community Bancorp, Inc.	Common stock	19,416,896	$166,985,306
Preferred stock of employer:
*New York Community Bancorp, Inc.	Preferred stock	30,978	672,532
Money market fund:
Federated funds	Federated Gov’t Obligation	3,020	3,020
Mutual funds:
Vanguard	Institutional Index Fund	93,090	29,940,573
Vanguard	Mid Cap Index Fund	313,650	17,492,287
Vanguard	Small Cap Index Fund	157,654	13,862,485
Vanguard	Total Bond Market Index Fund	1,059,367	10,042,800
Vanguard	Value Index Fund	322,641	17,667,820
Vanguard	Growth Index Fund	183,766	20,162,822
Vanguard	Developed Markets Index Fund Investor	567,301	7,675,585
Vanguard	Target Retirement 2020 Fund Investor	96,314	2,442,532
Vanguard	Target Retirement 2025 Fund Investor	429,040	7,156,386
Vanguard	Target Retirement 2030 Fund Investor	228,925	7,181,394
Vanguard	Target Retirement 2035 Fund Investor	297,779	5,762,017
Vanguard	Target Retirement 2040 Fund Investor	102,788	3,494,799
Vanguard	Target Retirement 2045 Fund Investor	215,920	4,927,299
Vanguard	Target Retirement 2050 Fund Investor	75,034	2,836,306
Vanguard	Target Retirement 2055 Fund Investor	109,041	4,598,254
Vanguard	Target Retirement 2060 Fund Investor	18,331	711,811
Vanguard	Target Retirement 2065 Fund Investor	18,286	465,184
Vanguard	Target Retirement 2070 Fund Investor	232	4,636
Vanguard	Target Retirement Income	615,781	7,537,155

	Subtotal Mutual Funds		163,962,145

Collective trust fund:
Reliance MetLife	Stable Value Fund GAC Series 25053	172,388	32,834,800
Participant loans:
* Participant loans	971 loans to participants with interest rates of 2.25% to 8.25% with maturities up to 30 years		9,135,878

			$373,593,681

*	Parties-in-interest as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2023	New York Community Bancorp, Inc.
Employee Savings Plan

	By:	/s/ Joanne Strucker
Joanne Strucker
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description of the Exhibit

23.1	Consent of Independent Registered Public Accounting Firm – KPMG LLP